September 15, 2015

Mr. Michael Clampitt	VIA EDGAR

Senior Counsel

United States Securities and Exchange Commission

Division of Corporate Finance

101 F Street, NE

Washington, DC 20549

Re:	Enova International, Inc.
Registration Statement on Form S-1 (File No. 333-199733)

Dear Mr. Clampitt:

Reference is made to the Registration Statement on S-1 (File No. 333-199733) (as amended, the “Registration Statement”), filed by Enova International, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests acceleration of the effectiveness of the Registration Statement to 3:00 p.m., Washington, D.C. time, on Tuesday, September 15, 2015, or as soon thereafter as is practicable.

The Company acknowledges that the adequacy and accuracy of the disclosure in the Registration Statement is the responsibility of the Company. The Company further acknowledges that:

•	Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (312) 676-1591 with any questions you may have concerning this request. Upon grant of our request to accelerate effectiveness, we would appreciate your communicating to the Company’s counsel, L. Steven Leshin, via telephone at (214) 468-3348, or Lindsay Ferguson, via telephone at (214) 468-3343, confirmation of the exact time at which the Registration Statement was declared effective.

Very truly yours,

ENOVA INTERNATIONAL, INC.

By:	/s/ Lisa M. Young
Lisa M. Young
Vice President—General Counsel & Secretary

cc:	L. Steven Leshin, Esq.
Lindsay H. Ferguson, Esq.